Exhibit 1.01

ITEM 1.02 EXHIBIT

Conflict Minerals Report of Ethan Allen Interiors Inc. in Accordance with

Rule 13-p-1 Under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Ethan Allen Interiors Inc. (“Ethan Allen”) for calendar year 2013 in accordance with Rule 13p-1 (Rule 13p-1) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

In furtherance of the goals of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Ethan Allen enacted and implemented a policy with regard to the use of conflict minerals in goods or products manufactured by Ethan Allen (“Policy”). The Policy provides as follows:

Ethan Allen manufactures and/or assembles approximately 70% (as of December, 2012) of its products in its own North American plants. These facilities are within our control and do not engage in human trafficking and/or slavery. Moreover, Ethan Allen is engaged, at all levels, in a continuous improvement process and strives to maintain and establish a supply chain that shares Ethan Allen’s high ethical and legal standards. We do not tolerate, nor by any means profit from, contribute to, assist with, or facilitate any activity that fuels conflict, leads to serious environmental degradation, or violates human rights. Ethan Allen does not condone the use of slavery or human trafficking, and does not knowingly do business with any supplier who engages in such practice. We require parties in our supply chain to agree to follow the same principles.

Section 1502 of the Dodd-Frank Act added Section 13(p) to the Securities Exchange Act of 1934, which requires the Commission to promulgate rules requiring issuers with conflict minerals that are necessary to the functionality or production of a product manufactured by such issuer to disclose annually whether any of those minerals originate in the Democratic Republic of the Congo or an adjoining country. In the event an issuer’s conflict minerals originated in those countries, Section 13(p) requires the issuer to submit a report to the Commission that includes a description of the measures it took to exercise due diligence on the conflict minerals source and chain of custody.

Ethan Allen further undertook due diligence to determine the source of Conflict Minerals, if any, used in its manufacture of furniture and home furnishing accessories. In conducting its due diligence, Ethan Allen implemented a due diligence framework based on the OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (the “OECD Framework”), an internationally recognized due diligence framework.

Specifically, Ethan Allen:

(1)	identified 169 suppliers from which it purchased materials to be incorporated into its manufactured products;

(2)	obtained the address of each such supplier;

(3)	transmitted written correspondence to each supplier in which it:

(a)

provided an understanding of Ethan Allen’s commitment of sourcing minerals from conflict-affected and high-risk areas in line with its corporate policy, legal obligations and existing international standards,

(b)

requested each supplier to collect and provide to Ethan Allen supply chain data, including information related to any reasonable country of origin inquiries each supplier may have made within their supply chain, necessary to fulfill Ethan Allen’s legal obligations under section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act,

(c)

advised that Ethan Allen was incorporating into its standard purchase order/contract terms and conditions which require each supplier to adopt a policy on the responsible sourcing of minerals, to implement due diligence processes in support of that policy, and to periodically provide Ethan Allen with information necessary to enable it to support its obligations under Dodd-Frank and its own policies,

(d)	requested each supplier to provide information to identify the smelters/refiners in their supply chain by utilizing the EICC/GeSI Conflict Minerals Reporting Template (the “Template”), and

(e)

sought to obtain a greater percentage of responses from suppliers who had not responded to the original request by transmitting a second request, and in some cases a third request, to provide information by utilizing the Template.

(4)

Conducted a supply-chain survey using the Electronic Industry Citizenship Coalition and Global e-sustainability (“EICC/GeSI”) template for supplier responses (“Template”). Through the use of the Template, Ethan Allen:

(a)

polled Ethan Allen suppliers to ascertain whether any utilized Conflict Minerals in materials or components provided to Ethan Allen which it, in turn, incorporates into furniture and home furnishing accessories; and

(b)	collated and analyzed the responses for each supplier which responded to Ethan Allen’s correspondence.

As a result of the due diligence measures described above, Ethan Allen has received responses from 72 Suppliers as of May 22, 2014. The overwhelming majority of responses indicated that none of the materials and/or components supplied to Ethan Allen contains tantalum, tin, tungsten or gold. To the extent that any suppliers responded that the materials and/or components supplied to Ethan Allen contain tantalum, tin, tungsten or gold, the responses did not provide enough information to make a distinction as to the origin of such minerals or the facilities used to process such minerals. With regard to those suppliers which did not respond, Ethan Allen also has insufficient information to make a distinction as to the origin of such minerals or the facilities used to process such minerals.

As a manufacturer and seller of furniture and home accessories, Ethan Allen is several levels removed from the actual mining of Conflict Minerals. Ethan Allen does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

In the next compliance period, Ethan Allen intends to implement steps to further mitigate the risk that Conflict Minerals be used in the manufacture of our products. These steps include:

(a)	increasing the response rate of suppliers by means of the Template; and

(b)	informing any smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.